FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of January 2003

                              Rio de la Plata Bank
                 (Translation of registrant's name into English)

                           Banco Rio de la Plata S.A.
                               Bartolome Mitre 480
                         (1036) Buenos Aires, Argentina
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X   Form 40-F
                                      ---            ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes    No  X
                                      ---   ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) N/A






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EXHIBIT
 INDEX

A. Attached hereto as Exhibit A is the Supplement to the offering memorandum dated January 14, 2003, relating to the amended Offer to Exchange (the "Amended Offer") Step-Up Notes due December 15, 2009, Floating Rate Mandatorily Exchangeable Notes due August 3, 2012 and/or Cash for any and all of the Registrant's outstanding 8.75% Class IV Negotiable Obligations due December 15, 2003. A Spanish language supplement relating to a concurrent offer outside the United States on substantially identical terms (the "Non-U.S. Concurrent Amended Offer") was filed with the Comision Nacional de Valores in Buenos Aires, Argentina on January 17, 2003 and an English language version of the same has been made available to non-U.S. persons located outside the United States. The securities in the Non-U.S. Concurrent Amended Offer have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. Reference to such offering memorandum and the Non-U.S. Concurrent Amended Offer is being made solely in compliance with the Registrant's reporting obligations under the Securities Exchange Act of 1934, as amended.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     BANCO RIO DE LA PLATA S.A.


                                     By: /s/ Sergio G. Lew
                                        -------------------------------
                                     Name:   Sergio G. Lew
                                     Title:  International Funding Head


                                     By: /s/ Marcelo Castro
                                        -------------------------------
                                     Name:   Marcelo Castro
                                     Title:  Treasury Manager

Date: January 17, 2003

                                    EXHIBIT A
                                    ---------


         Attached hereto as Exhibit A is the Supplement to the offering memorandum dated January 14, 2003, relating to the amended Offer to Exchange (the "Amended Offer") Step-Up Notes due December 15, 2009, Floating Rate Mandatorily Exchangeable Notes due August 3, 2012 and/or Cash for any and all of the Registrant's outstanding 8.75% Class IV Negotiable Obligations due December 15, 2003. A Spanish language supplement relating to a concurrent offer outside the United States on substantially identical terms (the "Non-U.S. Concurrent Amended Offer") was filed with the Comision Nacional de Valores in Buenos Aires, Argentina on January 17, 2003 and an English language version of the same has been made available to non-U.S. persons located outside the United States. The securities in the Non-U.S. Concurrent Amended Offer have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. Reference to such offering memorandum and the Non-U.S. Concurrent Amended Offer is being made solely in compliance with the Registrant's reporting obligations under the Securities Exchange Act of 1934, as amended.